

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2014

Via E-mail
Mikhail Bukshpan
President, Treasurer, Secretary and Director
Toucan Interactive Corp.
Sabanilla de Montes de Oca
Urbanizacion Carmiol, Casa 254
San Jose, Costa Rica

     Re: Toucan Interactive Corp.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed June 9, 2014
              File No. 333-195267

Dear Mr. Bukshpan:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 in our prior letter dated May 9, 2014. However, we do not agree that the facts you discuss indicate that your company falls outside the definition of a shell company. As we previously requested, please disclose prominently on the cover page that you are considered a shell company, and discuss under "Shares Eligible for Future Sale," the resale limitations imposed by Rule 144(i) due to your shell company status.

Prospectus Cover Page

2.   We note that in response to our prior comment 4, you have provided the disclosure we requested on the cover page of your prospectus as well as in the Prospectus Summary. In order to keep the cover page free from extraneous material, please delete this disclosure

from the cover page, although you may keep a simple statement that you are an EGC and a cross reference to the full discussion. Refer to Item 501 of Regulation S-K.

<u>Toucan Interactive Corp., pages 6 and 7</u>

3. Please revise your disclosure to clarify whether you have elected to take advantage of the extended transition period for complying with new or revised accounting standards, available to Emerging Growth Companies. In your disclosure regarding your EGC status, you state that you have elected to take advantage of the extended transition period for EGCs, but you later state that you have "irrevocably opted out of the extended transition period."   Further, if you have elected to use the extended transition period, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

<u>Risk Factors, page 6</u>

<u>Our website malfunctions could potentially result in client loss., page 6</u>

4. We note your response to prior comment 11. However, your disclosure still does not appear to list four main sources of income. You now mention consultation services and mobile apps revenues along with advertisement contracts, but there appears to be no mention of a fourth source of income. Please revise.

<u>Dilution, page 13</u>

5. We note your response to prior comment 13. We are unable to recalculate your revised pro forma net tangible book value per share. Please provide us with your calculation. Further, any change in this calculation should change both the increase per common share attributable to (new) investors as well as the dilution to (current) investors. Please revise your table, as appropriate.

<u>Agreement with Mr. Dzabir Mamadov, page 16</u>

6. We note your response to prior comment twenty. Please similarly revise at page 16 to confirm that you have included the material terms of the agreement with Mr. Mamadov, as opposed to some of the terms only.

Mikhail Bukshpan
Toucan Interactive Corp.
June 19, 2014
Page 3

Our Competition, page 22

7.   Please revise your disclosure to acknowledge the existence of other websites that provide comparisons of different credit card offers. We note in this regard, as examples only: credit.com, bankrate.com, creditkarma.com, and cardhub.com.

Report of Independent Registered Public Accounting Firm, page F-2

8.   Please file an updated consent from your independent registered public accounting firm.

Note 1. Organization and Nature of Business, page F-7

9.   You disclose that you are in the business of event organizing and promoting. However, on page 18 you state that your objective is to provide credit option services. Please revise your disclosure to clarify the nature of your business.

        You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Dean Suehiro, Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
        John T. Root, Jr.